FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August, 2003

Commission File Number – 1-15182

DR. REDDY’S LABORATORIES LIMITED

(Name of Registrant)

7-1-27, Ameerpet
Hyderabad, Andhra Pradesh 500 016, India
+91-40-23731946
______________

(Address of Principal Executive Offices)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [X]           Form 40-F   [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [  ]            No  [X]

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b):

Not applicable.

Dr. Reddy’s confirms that Eli Lilly dismissed Willful Infringement Claim in Olanzapine
Signatures

(1)	Press Release, “Dr. Reddy’s confirms that Eli Lilly dismissed Willful Infringement Claim in Olanzapine,” August 21, 2003.

Dr. Reddy’s Laboratories Ltd. 7-1-27 Ameerpet Hyderabad 500 016 India Tel: 91 40 2373 1946 Fax: 91 40 2373 1955 www.drreddys.com

Dr. Reddy’s confirms that Eli Lilly dismissed Willful Infringement Claim in Olanzapine

Hyderabad, India, August 21, 2003:

Dr. Reddy’s Laboratories (NYSE:RDY) confirmed today that in response to Dr. Reddy’s motion for summary judgment on the willful infringement claim in the Olanzapine patent challenge, Eli Lilly and Company has agreed to dismiss with prejudice its claim of willful infringement. In addition, Dr. Reddy’s has agreed to dismiss certain defenses or counterclaims related to the patent statute, 35 U.S.C. 112, including specific defenses related to enablement and indefiniteness.

The trial over the validity of Eli Lilly’s compound patent is set to begin on January 26, 2004 in the United States District Court for the Southern District of Indiana. In 2001, Dr. Reddy’s filed an Abbreviated New Drug Application (ANDA) for Olanzapine tablets 5, 10, 15 and 20 mg dosage strengths. Dr. Reddy’s believes it has first to file status on the 20 mg dosage strength.

Olanzapine is the generic version of Eli Lilly’s Zyprexa® and is indicated for the management of the manifestation of psychotic disorders. The brand has annual sales in the United States of approximately $2.8 billion. (Source: IMS 2002)

About Dr Reddy’s
Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is an emerging global pharmaceutical company with proven research capabilities. The Company is vertically integrated with a presence across the pharmaceutical value chain. It produces finished dosage forms, active pharmaceutical ingredients and biotechnology products and markets them globally, with focus on India, US, Europe and Russia. The Company conducts research in the areas of cancer, diabetes, cardiovascular, inflammation and bacterial infection.

This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.

Contact Information
Investors and Financial Analysts:
Nikhil Shah at nikhilshah@drreddys.com or on +91-40-55511532

Media: R Rammohan at rammohanr@drreddys.com or on +91-40-55511620 or
Pratap Antony at pratapa@drreddys.com or on +91-40-55511634.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dr. Reddy’s Laboratories Limited

(Registrant)
Date: September 4, 2003	By:	/s/ Santosh Kumar Nair

(Signature)* Santosh Kumar Nair Company Secretary

*	Print the name and title of the signing officer under his signature.